Mobilicom Ltd.

1 Rakefet Street

Shoham, Israel 6083705

April 1, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Mobilicom Ltd. (CIK 0001898643) Registration Statement No. 333-278219 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Mobilicom Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on April 3, 2024 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling David Huberman at +1 312.364.1633. The Company hereby authorizes Mr. Huberman to orally modify or withdraw this request for acceleration.

Very truly yours,

MOBILICOM LTD.

By:	/s/ Oren Elkayam
Oren Elkayam Chief Executive Officer